PROXY RESULTS (Unaudited)


During the six months ended June 30, 2004, the Hyperion 2005 Investment Grade Opportunity Term Trust, Inc. (the Trust) shareholders voted on the following proposals at a shareholders meeting on April 13, 2004. The description of each proposal and number of shares voted are as follows:


1.  To elect to the Trusts Board of Directors
           Rodman L. Drake:

Shares Voted For: 16,339,692
Shares Voted Against: 0
Shares Voted Abstain: 181,243


2.  To elect to the Trusts Board of Directors
           Clifford E. Lai:

Shares Voted For: 16,340,744
Shares Voted Against: 0
Shares Voted Abstain: 180,191


3.  To select PricewaterhouseCoopers LLP as the
           independent auditors:

Shares VotedFor: 16,324,835
Shares Voted Against: 76,914
Shares Voted Abstain: 119,184